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                                                                    EXHIBIT 99.2


                         [Z-TEL TECHNOLOGIES LETTERHEAD]


                                 March 12, 2001


Dear Stockholder:

On February 19, 2001, your Board of Directors adopted a Rights Agreement and declared a distribution of one preferred stock purchase right for each outstanding share of Z-Tel Technologies, Inc. ("Z-Tel") common stock (and a corresponding number of rights for each outstanding share of Z-Tel Series D Convertible Preferred Stock and Series E Convertible Preferred Stock based on the conversion ratios of such securities), issuable on March 7, 2001, to each stockholder of record on March 7, 2001.

These Rights contain provisions to protect stockholders in the event of an unsolicited attempt to acquire Z-Tel, including a gradual accumulation of shares in the open market, a two-tier tender offer that does not treat all stockholders equally, a squeeze-out merger and other abusive takeover tactics which the Board believes are not in the best interests of the stockholders. These tactics unfairly pressure the stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights will initially trade with shares of Z-Tel's Common Stock and Convertible Preferred Stock and will have no impact on the way in which Z-Tel's share are traded. There are no separate certificates or markets for the Rights. The Rights Agreement does not in any way weaken Z-Tel's financial strength or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and is not taxable to Z-Tel or you.

The Rights Agreement may cause substantial dilution to a person or group that acquires 15% or more of Z-Tel's Common Stock, subject to certain exceptions, unless the Rights are first redeemed by the Board of Directors. Since the Board of Directors can redeem the Rights at $.001 per Right in cash on or prior to the public announcement that a person or group has acquired 15% or more of Z-Tel's stock, the Rights Agreement should not interfere with any merger or other business combination that is in the best interests of Z-Tel and its stockholders.

Many other publicly traded companies have adopted similar plans, indicating widespread agreement that such plans can help a Board of Directors deflect coercive and inadequate offers that are not in the best interests of stockholders.

A summary of the terms of the Rights Agreement is attached. The summary is not complete and is qualified in its entirety by the Rights Agreement relating thereto, a copy of which can be


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obtained free of charge from Z-Tel, 601 South Harbour Island Boulevard, Suite
220, Tampa, Florida 33602, Attention: General Counsel.

In adopting the Rights Agreement, the Board is giving you, the stockholder, every opportunity to participate fully in Z-Tel's future.

On behalf of the Board of Directors,

/s/ D. Gregory Smith

D. Gregory Smith
Chairman and Chief Executive Officer


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                            Z-TEL TECHNOLOGIES, INC.

                          SUMMARY OF RIGHTS TO PURCHASE
                             JUNIOR PREFERRED SHARES


         On February 19, 2001, the Board of Directors (the "Board") of Z-Tel Technologies, Inc. (the "Company") adopted a Rights Agreement (the "Rights Agreement") and authorized and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $.01 per share ("Common Share"), of the Company (and a corresponding number of Rights for each outstanding share of the Company's Series D Convertible Preferred Stock and Series E Convertible Preferred Stock (collectively, the "Convertible Preferred Stock") based on the conversion ratios of those securities). The dividend is payable on March 7, 2001 to the stockholders of record on that date (the "Record Date"), and with respect to Common Shares and Convertible Preferred Stock issued thereafter until the Distribution Date (as hereinafter defined) or the expiration or earlier redemption or exchange of the Rights. Except as set forth below, each Right entitles the holder of record to purchase from the Company at any time after the Distribution Date one one-thousandth of a share of Series F Junior Participating Preferred Stock, par value $.001 per share (the "Junior Preferred Shares"), at a price of $45 per one one-thousandth of a share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

         Initially, the Rights will be attached to all certificates representing Common Shares and Convertible Preferred Stock then outstanding, and no separate Rights Certificates will be distributed. The Rights will become exercisable and separate from the Common Shares and Convertible Preferred Stock upon the earlier to occur of (i) the public announcement that a Person or group of affiliated or associated Persons has acquired beneficial ownership of 15% or more of the voting power of the outstanding Common Shares (such Person or group being hereinafter referred to as an "Acquiring Person"), or (ii) 10 business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a Person or group becoming the beneficial owner of 15% or more of the voting power of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"). Common Shares beneficially owned by the Company or any subsidiary of the Company will not be considered outstanding for purposes of calculating the percentage ownership of any Person.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Shares and Convertible Preferred Stock. Until the Distribution Date (or earlier redemption or expiration), new Common Share and Convertible Preferred Stock certificates issued after the Record Date upon transfer or new issuance of Common Shares and Convertible Preferred Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates of Common Shares and Convertible Preferred Stock outstanding as of the Record Date, even without such notation, also will constitute the transfer of the Rights associated with the Common Shares and Convertible Preferred Stock represented by such certificate. As soon as practicable following the


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Distribution Date, separate certificates evidencing the Rights ("Rights
Certificates") will be mailed to holders of record of the Common Shares and Convertible Preferred Stock as of the close of business on the Distribution Date, and such separate Rights Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on February 19, 2011, unless earlier redeemed by the Company as described below.

Each of the following Persons will not be deemed to be an Acquiring Person even if they have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the voting power of the outstanding Common Shares of the Company:
(i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or of any subsidiary of the Company, (iv) any Person who would otherwise become an Acquiring Person solely by virtue of a reduction in the number of outstanding Common Shares unless and until such Person shall become the beneficial owner of any additional Common Shares, and (v) certain other Persons which beneficially own 15% or more of the outstanding Common Shares as of the date hereof, subject to certain conditions.

         If any Person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, in lieu of Junior Preferred Shares and upon payment of the Purchase Price, Common Shares (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, all rights that are, or were, beneficially owned by an Acquiring Person or any affiliate or associate thereof will be null and void and not exercisable.

         If, at any time on or after a Person become an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred other than in the ordinary course of the Company's business, then each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, in lieu of Junior Preferred Shares and upon exercise and payment of the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price. If a transaction would otherwise result in a holder's having a Flip-In as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable; if a transaction results in a holder's having a Flip-Over Right subsequent to a transaction resulting in a holder's having a Flip-In Right, a holder will have Flip-Over Rights only to the extent such holder's Flip-In Rights have not been exercised.

         The Purchase Price payable, and the number of Junior Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Shares, (ii) upon the grant to holders of the Junior Preferred Shares of certain rights or warrants to subscribe for Junior Preferred Shares or convertible securities at less than the current market price of the Junior Preferred Shares or (iii) upon the distribution to holders of the Junior Preferred Shares of evidences of indebtedness


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or assets (excluding dividends payable in Junior Preferred Shares) or of subscription rights or warrants (other than those referred to above). However, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1%.

         The number of outstanding Rights and the number of one one-thousandths of a Junior Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Junior Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Share. In the event of liquidation, the holders of Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $1000 per share but will be entitled to an aggregate payment of 1000 times the payment made per Common Share. Each Junior Preferred Share will have 1000 votes, in each case voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which the Common Shares are exchanged, each Junior Preferred Share will be entitled to receive 1000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the dividend, liquidation and voting rights of the Junior Preferred Shares, the value of the one one-thousandth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         If, after the triggering of Flip-In Rights, insufficient Common Shares are available for the exercise in full of the Rights, the Company shall take all such action as may be necessary to authorize additional Common Shares for issuance upon exercise in full of the Rights. If, after the expiration of 120 days after the triggering of Flip-In Rights, insufficient Common Shares are available for the exercise in full of the Rights, holders of Rights will receive upon exercise Common Shares or to the extent available cash, property or other securities of the Company, in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price.

         The Company is not required to issue fractional Junior Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Junior Preferred Share, which may, at the election of the Company be evidenced by depositary receipts), and in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current value of one one-thousandth of a Junior Preferred Share. Following the triggering of the Flip-In Rights, the Company will not be required to issue fractional Common Shares upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a Common Share.

         In general, the Company may redeem the Rights at a price of $.001 per Right (subject to adjustment), at any time before the existence of an Acquiring Person.


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         At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person, which will have become null and void), in whole or in part, for Common Shares, each Right being exchangeable for one Common Share or common share equivalents equal to one Common Share, subject to adjustment.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The issuance of the Rights is not taxable to the Company or to stockholders under presently existing federal income tax law, and will not change the way in which stockholders can presently trade the Company's Common Shares. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

         Prior to any Person becoming an Acquiring Person, the Rights Agreement generally may be amended by the Board of Directors of the Company. On or after the time that a Person becomes an Acquiring Person, the Company may amend the Rights Agreement only to (i) cure any ambiguity, (ii) correct or supplement any provision which may be defective or inconsistent with the other provisions of the Rights Agreement, or (iii) change or supplement the Rights Agreement in any other manner which the Company may deem necessary or desirable, provided that no amendment shall adversely affect the interests of the holders of Rights (other than any interest of an Acquiring Person or an Affiliate or Associate of an Acquiring Person). However, no amendment may be made at any time when the Rights are not redeemable.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a Person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the rights plan helps ensure that the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company. The adoption of the plan is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company's stockholders.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Registration Statement on Form 8-A with respect to the Rights filed with the Securities and Exchange Commission (Commission File No. 000-28467). A copy of the Rights Agreement is available free of charge from the Company, 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602, Attention: General Counsel. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this summary description by reference.


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